FINANCIAL SUMMARY
(Millions except per share amounts, ratios and store and associate data)

	● 2001	★ 2000	●1999	●1998	1997	1996	●●★ 1995	1994	●1993	1992	◆ 1991
Summary of Operations											
Net sales	$ 9,363	$ 10,105	$ 9,766	$ 9,365	$ 9,200	$ 8,652	$ 7,893	$ 7,321	$ 7,245	$ 6,944	$ 6,149
Gross income	$ 3,253	$ 3,437	$ 3,323	$ 2,940	$ 2,736	$ 2,424	$ 2,033	$ 2,108	$ 1,959	$ 1,991	$ 1,794
Operating income	+ $ 918	+ $ 866	+ $ 931	+ $ 2,424	+ $ 469	+ $ 636	+ $ 612	$ 796	+ $ 702	$ 789	$ 713
Operating income as a percentage of sales	+ 9.8%	+ 8.6%	+ 9.5%	+ 25.9%	+ 5.1%	+ 7.4%	+ 7.8%	10.9%	+ 9.7%	11.4%	11.6%
Net income	■ $ 519	■ $ 428	■ $ 461	■ $ 2,046	■ $ 212	■ $ 434	■ $ 961	$ 447	■ $ 391	■ $ 455	$ 403
Net income as a percentage of sales	■5.5%	■4.2%	■4.7%	■21.9%	■2.3%	■5.0%	■12.2%	6.1%	■5.4%	■6.6%	6.6%
Per Share Results											
Basic net income	■$ 1.21	■$ 1.00	■$ 1.05	■$ 4.25	■$ 0.39	■$ 0.78	■$ 1.35	$ 0.63	■$ 0.55	■$ 0.63	$ 0.56
Diluted net income	■$ 1.19	■$ 0.96	■$ 1.00	■$ 4.15	■$ 0.39	■$ 0.77	■$ 1.34	$ 0.63	■$ 0.54	■$ 0.63	$ 0.56
Dividends	$ 0.30	$ 0.30	$ 0.30	$ 0.26	$ 0.24	$ 0.20	$ 0.20	$ 0.18	$ 0.18	$ 0.14	$ 0.14
Book value	$ 6.39	$ 5.44	$ 5.00	$ 4.78	$ 3.64	$ 3.45	$ 4.43	$ 3.78	$ 3.41	$ 3.13	$ 2.60
Weighted average diluted shares outstanding	435	443	456	493	549	564	717	717	726	727	727
Other Financial Information											
Total assets	$ 4,719	$ 4,088	$ 4,126	$ 4,550	$ 4,301	$ 4,120	$ 5,267	$ 4,570	$ 4,135	$ 3,846	$ 3,419
Return on average assets	■12%	■10%	■11%	■46%	■5%	■9%	■20%	10%	■10%	■13%	13%
Working capital	$ 1,363	$ 1,068	$ 1,049	$ 1,127	$ 1,001	$ 712	$ 1,962	$ 1,694	$ 1,513	$ 1,063	$ 1,084
Current ratio	2.0	2.1	1.8	2.0	2.0	1.9	3.3	3.0	3.1	2.5	3.1
Capital expenditures	$ 337	$ 446	$ 376	$ 347	$ 363	$ 361	$ 374	$ 320	$ 296	$ 430	$ 523
Long-term debt	$ 250	$ 400	$ 400	$ 550	$ 650	$ 650	$ 650	$ 650	$ 650	$ 542	$ 714
Debt-to-equity ratio	9%	17%	19%	25%	33%	35%	21%	24%	27%	24%	38%
Shareholders' equity	$ 2,744	$ 2,316	$ 2,147	$ 2,167	$ 1,986	$ 1,869	$ 3,148	$ 2,705	$ 2,441	$ 2,268	$ 1,877
Return on average shareholders' equity	■21%	■19%	■21%	■99%	■11%	■17%	■33%	17%	■17%	■22%	23%
Comparable store sales increase (decrease)	(4%)	5%	9%	6%	0%	3%	(2%)	(3%)	(1%)	2%	3%
Stores and Associates at End of Year											
Total number of stores open	4,614	5,129	5,023	5,382	5,640	5,633	5,298	4,867	4,623	4,425	4,194
Selling square feet	20,146	23,224	23,592	26,316	28,400	28,405	27,403	25,627	24,426	22,863	20,355
Number of associates	100,300	123,700	114,600	126,800	131,000	123,100	106,900	105,600	97,500	100,700	83,800

★ Fifty-three-week fiscal year.

● Includes the results of the following companies disposed of up to their separation date: 1) Lane Bryant effective August 16, 2001; 2) Galyan's Trading Co. ("Galyan's") effective August 31, 1999; 3) Limited Too ("TOO") effective August 23, 1999; 4) Abercrombie & Fitch ("A&F") effective May 19, 1998; 5) Alliance Data Systems ("ADS") effective January 31, 1996; and 6) Brylane, Inc. effective August 31, 1993.

◆ Includes the results of Galyan's and Gryphon subsequent to their acquisitions on July 2, 1995 and June 1, 1991.

+ Operating income includes the net effect of special and nonrecurring items of $170 million in 2001, ($10) million in 2000, and $24 million in 1999 (see Note 2 to the Consolidated Financial Statements), $1.740 billion in 1998, ($213) million in 1997, ($12) million in 1996, $1 million in 1995 and $3 million in 1993. Inventory liquidation charges of ($13) million related to Henri Bendel store closings are also included in 1997.

■ In addition to the items discussed in + above, net income includes the effect of the following gains: 1) $62 million related to ADS and Galyan's in 2001; 2) $11 million related to Galyan's in 1999; 3) $9 million related to Brylane, Inc. in 1997; 4) $118 million related to A&F in 1996; 5) $649 million related to Intimate Brands, Inc. in 1995; and 6) $9 million related to United Retail Group in 1992.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Results of Operations

Net sales for the thirteen-week fourth quarter of 2001 were $3.138 billion, an 11% decrease from $3.522 billion for the fourteen-week fourth quarter of 2000. Comparable store sales decreased 2% for the quarter. Gross income increased 4% to $1.323 billion in the fourth quarter of 2001 from $1.277 billion in 2000 and operating income increased 31% to $624 million from $478 million in 2000. Net income was $327 million in the fourth quarter of 2001 versus $238 million in 2000, and earnings per share were $0.75 versus $0.54 in 2000.

Net sales for the fifty-two-week year ended February 2, 2002 were $9.363 billion, a 7% decrease from $10.105 billion for the fifty-three-week year ended February 3, 2001. Gross income decreased 5% to $3.253 billion in 2001 from $3.437 billion in 2000 and operating income was $918 million in 2001 versus $866 million in 2000. Net income for 2001 was $519 million, or $1.19 per share, compared to $428 million, or $0.96 per share, last year.

There were a number of items in 2001 and 2000 that impact comparability of the Company's reported financial results. See the "Special and Nonrecurring Items" and "Other Data" sections for a discussion of these items.

The following summarized financial data compares reported 2001 results to the comparable periods for 2000 and 1999:

(Millions)	2001	● 2000	1999	% Change 2001-2000	% Change 2000-1999
Net Sales					
Express	$ 1,542	$ 1,594	$ 1,367	(3%)	17%
Lerner New York	940	1,025	1,001	(8%)	2%
Limited Stores	618	673	704	(8%)	(4%)
Structure	502	569	607	(12%)	(6%)
Other (principally Mast)	209	158	108	32%	46%
Total apparel businesses	$ 3,811	$ 4,019	$ 3,787	(5%)	6%
Victoria's Secret Stores	2,403	2,339	2,122	3%	10%
Bath & Body Works	1,747	1,785	1,530	(2%)	17%
Victoria's Secret Direct	869	962	956	(10%)	1%
Other	2	31	24	(94%)	29%
Total Intimate Brands	$ 5,021	$ 5,117	$ 4,632	(2%)	10%
Henri Bendel	36	39	38	(8%)	3%
Lane Bryant (through August 16, 2001)	495	930	922	nm	1%
Galyan's (through August 31, 1999)	-	-	165	nm	nm
TOO (through August 23, 1999)	-	-	222	nm	nm
Total net sales	$ 9,363	$ 10,105	$ 9,766	(7%)	3%
Operating Income					
Apparel businesses	$ 64	$ 116	$ 79	(45%)	47%
Intimate Brands	667	754	794	(12%)	(5%)
Other	17	6	34	nm	nm
Subtotal	748	876	907	(15%)	(3%)
Special and nonrecurring items ■	170	(10)	24	nm	nm
Total operating income	$ 918	$ 866	$ 931	6%	(7%)

● *Fifty-three-week fiscal year.*
■ *Special and nonrecurring items -*
2001: a $170 million gain resulting from the sale of Lane Bryant, which relates to the "Other" category.
2000: a $10 million charge for Intimate Brands to close Bath & Body Works' nine stores in the United Kingdom.
1999: 1) a $13 million charge for transaction costs related to the TOO spin-off; and 2) the reversal of a $37 million liability related to downsizing costs for Henri Bendel. These special items relate to the "Other" category.
nm *not meaningful*

	2001	2000	1999
Comparable Store Sales			
Express	(2%)	15%	5%
Lerner New York	(5%)	4%	12%
Limited Stores	(2%)	5%	5%
Structure	(8%)	(4%)	4%
Total apparel businesses	(3%)	8%	7%
Victoria's Secret Stores	0%	5%	12%
Bath & Body Works	(11%)	1%	11%
Total Intimate Brands	(5%)	4%	12%
Henri Bendel	(6%)	(1%)	7%
Lane Bryant (through August 16, 2001)	3%	2%	5%
Galyan's (through August 31, 1999)	-	-	9%
TOO (through August 23, 1999)	-	-	9%
Total comparable store sales	(4%)	5%	9%

	2001	2000	1999	% Change 2001-2000	% Change 2000-1999
Store Data					
Retail sales increase (decrease) due to net new (closed) and remodeled stores					
Apparel businesses	(2%)	(5%)	(4%)		
Intimate Brands	7%	7%	7%		
Retail sales per average selling square foot					
Apparel businesses	$ 288	$ 291	$ 256	(1%)	14%
Intimate Brands	$ 547	$ 601	$ 596	(9%)	1%
Retail sales per average store (thousands)					
Apparel businesses	$ 1,765	$ 1,792	$ 1,582	(2%)	13%
Intimate Brands	$ 1,658	$ 1,833	$ 1,826	(10%)	-
Average store size at end of year (selling square feet)					
Apparel businesses	6,107	6,130	6,182	-	(1%)
Intimate Brands	3,027	3,032	3,064	-	(1%)
Selling square feet at end of year (thousands)					
Apparel businesses	12,190	12,781	13,748	(5%)	(7%)
Intimate Brands	7,921	7,246	6,466	9%	12%

	Apparel and Other Businesses			Intimate Brands		
	2001	2000	1999	2001	2000	1999
Number of Stores						
Beginning of year	2,739	2,913	3,492	2,390	2,110	1,890
Opened	24	25	54	251	305	241
Closed	(113)	(199)	(280)	(24)	(25)	(21)
Businesses disposed of						
Lane Bryant	(653)	-	-	-	-	-
Galyan's	-	-	(18)	-	-	-
TOO	-	-	(335)	-	-	-
End of year	1,997	2,739	2,913	2,617	2,390	2,110

Net Sales

Fourth Quarter

Net sales for the thirteen-week fourth quarter of 2001 decreased 11% to $3.138 billion from $3.522 billion for the fourteen-week fourth quarter of 2000. Excluding sales from Lane Bryant (which was sold on August 16, 2001) and the extra week in the fourth quarter of 2000, net sales increased 1% from the comparable thirteen-week period last year. The increase was due to the net addition of 138 new stores (84,000 selling square feet) in fiscal year 2001, partially offset by a comparable store sales decrease of 2%.

At Intimate Brands ("IBI"), net sales for the fourth quarter of 2001 were $1.936 billion compared to $1.938 billion in 2000. Excluding sales from the extra week in the fourth quarter of 2000, net sales increased 4% from last year. The increase was due to the net addition of 227 new stores (675,000 selling square feet) in fiscal year 2001, partially offset by a 5% decrease in sales at Victoria's Secret Direct. Victoria's Secret Stores' sales increased 9% to $903 million in 2001 from $829 million in 2000, primarily due to a 10% increase in comparable store sales. Bath & Body Works' sales decreased 6% to $767 million in 2001 from $820 million in 2000, primarily due to a 10% decrease in comparable store sales, partially offset by the net addition of 183 new stores (424,000 selling square feet) in fiscal year 2001.

At the apparel retail businesses, net sales for the fourth quarter of 2001 decreased 10% to $1.138 billion from $1.261 billion in 2000. Excluding sales from the extra week in the fourth quarter of 2000, net sales decreased 5% from last year. The decrease was due to a comparable store sales decrease of 3% and the net closure of 89 stores (591,000 selling square feet) in fiscal year 2001.

Net sales for the fourteen-week fourth quarter of 2000 increased 7% to $3.522 billion from $3.296 billion for the thirteen-week fourth quarter of 1999. The increase was due to the net addition of 106 new stores in fiscal year 2000, the inclusion of sales for the fourteenth week and a comparable store sales increase of 2%.

At IBI, net sales for the fourth quarter of 2000 increased 5% to $1.938 billion from $1.838 billion in 1999. The increase was due to the net addition of 280 new stores in fiscal year 2000 and the inclusion of sales for the fourteenth week. These factors were partially offset by a 3% decrease in comparable store sales and a 9% decrease in sales at Victoria's Secret Direct, both of which were the result of a difficult holiday season and a promotional retail environment.

At the apparel retail businesses, net sales for the fourth quarter of 2000 increased 10% to $1.261 billion from $1.150 billion in 1999. The increase was due to a 9% increase in comparable store sales and the inclusion of sales for the fourteenth week, partially offset by the net closure of 139 stores in fiscal year 2000.

Full Year

Net sales for the fifty-two-week fiscal year 2001 decreased 7% to $9.363 billion from $10.105 billion for the fifty-three-week fiscal year 2000. Excluding sales from Lane Bryant and the extra week in 2000, net sales decreased 2% from the comparable fifty-two-week period last year. The decrease was due to a 4% comparable store sales decrease, partially offset by the net addition of 138 new stores (84,000 selling square feet) in fiscal year 2001.

In 2001, IBI net sales decreased 2% to $5.021 billion from $5.117 billion in 2000. Excluding sales from the extra week in 2000, net sales were about flat to last year. A 5% decrease in comparable store sales and an 8% decrease in sales at Victoria's Secret Direct (excluding the extra week in 2000) were offset by the net addition of 227 new stores (675,000 selling square feet). Bath & Body Works' sales decreased 2% to $1.747 billion in 2001 from $1.785 billion in 2000, primarily due a comparable store sales decline of 11%, partially offset by the net addition of 183 new stores (424,000 selling square feet). Victoria's Secret Stores' sales increased 3% to $2.403 billion in 2001 from $2.339 billion in 2000, primarily due to the net addition of 44 new stores (251,000 selling square feet).

The apparel retail businesses reported a net sales decrease of 7% to $3.602 billion from $3.861 billion in 2000. Excluding sales from the extra week in 2000, net sales decreased 5% from last year. The sales decrease was primarily due to a 3% comparable store sales decrease, and the net closure of 89 stores (591,000 selling square feet).

Net sales for the fifty-three-week fiscal year 2000 were $10.105 billion compared to $9.766 billion for the fifty-two-week fiscal year 1999. The sales increase was due to a 5% comparable store sales increase, the net addition of 106 new stores and, to a small extent, the inclusion of sales for the fifty-third week. These gains were partially offset by the loss of sales from Galyan's, following the third party purchase of a 60% majority interest effective August 31, 1999, and from TOO, after its August 23, 1999 spin-off.

In 2000, IBI sales increased 10% to $5.117 billion from $4.632 billion in 1999. The increase was primarily due to the net addition of 280 new stores and a 4% increase in comparable store sales. Bath & Body Works led IBI with sales increasing 17% to $1.785 billion from $1.530 billion in 1999, primarily due to the net addition of 218 new stores (549,000 selling square feet). Victoria's Secret Stores' sales increased 10% to $2.339 billion from $2.122 billion in 1999. The sales increase was primarily due to a 5% increase in comparable store sales and the net addition of 62 new stores (231,000 selling square feet). Sales at Victoria's Secret Direct increased 1% to $962 million from $956 million in 1999.

In 2000, the apparel retail businesses reported a sales increase of 5% to $3.861 billion from $3.679 billion in 1999. The sales increase was primarily due to an 8% comparable store sales increase, partially offset by the net closure of 139 stores (1.0 million selling square feet).

Gross Income
Fourth Quarter
For the fourth quarter of 2001, the gross income rate (expressed as a percentage of sales) increased to 42.2% from 36.3% for the same period in 2000. The rate increase was primarily due to a significant increase in the merchandise margin rate at both IBI and the apparel businesses due to favorable product assortment and tighter inventory management. This resulted in lower markdowns in 2001 compared to the difficult fourth quarter in 2000. The buying and occupancy expense rate was about flat for the quarter.

For the fourth quarter of 2000, the gross income rate decreased to 36.3% from 39.2% for the same period in 1999. The rate decrease was primarily due to a decrease in the merchandise margin rate as a result of higher markdowns to clear slower selling inventory assortments during and after a highly promotional holiday season. Additionally, a slight increase in the buying and occupancy expense rate resulted from an increase at IBI that was partially offset by the positive impact of closing underperforming stores at the apparel businesses.

Full Year
In 2001, the gross income rate increased to 34.7% from 34.0% in 2000, as an increase in the merchandise margin rate was partially offset by an increase in the buying and occupancy expense rate. The increase in the merchandise margin rate was primarily due to lower markdowns, principally in the fourth quarter. The increase in the buying and occupancy expense rate was primarily the result of the inability to achieve leverage as comparable store sales decreased 4%.

In 2000, the gross income rate was 34.0%, unchanged from 1999, as a decrease in the merchandise margin rate was offset by an improvement in the buying and occupancy expense rate. The decrease in the merchandise margin rate was primarily due to higher markdowns, principally in the fourth quarter. The overall buying and occupancy expense rate improvement was a result of the benefit from store closings at the apparel businesses, which more than offset a slight increase in the buying and occupancy expense rate at IBI.

General, Administrative and Store Operating Expenses
Fourth Quarter
For the fourth quarter of 2001, the general, administrative and store operating expense rate (expressed as a percentage of sales) was 22.3% compared to 22.5% in 2000. The slight rate improvement was primarily due to a reduction in selling expenses per average store, which offset the lack of leverage resulting from a 2% decrease in comparable store sales. Additionally, lower fulfillment costs at Victoria's Secret Direct contributed to the improvement.

For the fourth quarter of 2000, the general, administrative and store operating expense rate increased to 22.5% from 21.5% in 1999. The increase was primarily due to a rate increase at IBI from increased investments in store selling at Bath & Body Works and Victoria's Secret Stores in anticipation of the normal holiday sales peak. These investments were not fully leveraged due to a 3% decrease in comparable store sales. The IBI rate increase was offset by sales leverage at the apparel businesses from a 7% comparable store sales increase.

Full Year
In 2001, the general, administrative and store operating expense rate increased to 26.8% from 25.3% in 2000. The increase was due to the inability to achieve leverage on store selling expenses due to the 4% comparable store sales decrease, as well as higher store selling expenses, primarily at Bath & Body Works.

In 2000, the general, administrative and store operating expense rate increased to 25.3% from 24.7% in 1999. The increase was primarily due to increased investments in store selling at Bath & Body Works and Victoria's Secret Stores. These investments were not fully leveraged in large part due to the difficult fourth quarter that resulted in a full year comparable store sales increase of only 4%. Additionally, Bath & Body Works expanded into profitable non-mall locations, which typically have higher payroll costs as a percentage of sales.

Special and Nonrecurring Items
During the third quarter of 2001, the Company sold one of its apparel businesses, Lane Bryant, to Charming Shoppes, Inc. for $280 million of cash and 8.7 million shares of Charming Shoppes, Inc. common stock valued at $55 million. On December 12, 2001, the Company received an additional 0.8 million shares of Charming Shoppes, Inc. common stock valued at $4 million based on a final determination of Lane Bryant's net tangible assets at closing. The transaction resulted in a pretax gain of $170 million (net of $24 million of transaction costs) and a $68 million tax provision.

During the fourth quarter of 2000, the Company recorded a $10 million special and nonrecurring charge to close Bath & Body Works' nine stores in the United Kingdom. The charge consisted of non-cash store and other asset write-offs of $5 million and accruals for lease termination and other costs of $5 million, which were paid during fiscal 2001.

In 1999, the Company recognized a $13 million charge for transaction costs related to the TOO spin-off and a reversal of a $37 million liability related to downsizing costs for Henri Bendel, initially recognized as a special and nonrecurring charge to operating income in 1997. The execution of the plan to downsize the remaining Henri Bendel store in New York was primarily based on negotiations with the original landlord. However, a change in landlords ultimately resulted in the termination of negotiations during the fourth quarter of 1999, which prevented the completion of the original plan. As a result, the Company reversed the $37 million liability through the special and nonrecurring items classification.

Operating Income
Fourth Quarter
The operating income rate in the fourth quarter of 2001 (expressed as a percentage of sales) increased to 19.9% from 13.6% in 2000. The rate increase was primarily due to a 5.9% increase in the gross income rate.

The operating income rate in the fourth quarter of 2000 decreased to 13.6% from 18.8% in 1999. Excluding special and nonrecurring items in 2000 and 1999, the fourth quarter operating income rate decreased to 13.8% in 2000 from 17.7% in 1999. The rate decrease was due to a 2.9% decline in the gross income rate and a 1.0% increase in the general, administrative and store operating expense rate.

Full Year
In 2001, the operating income rate was 9.8% versus 8.6% in 2000. Excluding special and nonrecurring items in both years, the operating income rate was 8.0% in 2001 versus 8.7% in 2000. The rate decrease was driven by a 1.4% increase in the general, administrative and store operating expense rate, partially offset by a 0.7% increase in the gross income rate.

In 2000, the operating income rate was 8.6% versus 9.5% in 1999. Excluding special and nonrecurring items in both years, the operating income rate was 8.7% in 2000 versus 9.3% in 1999. The rate decrease was driven by a 0.6% increase in the general, administrative and store operating expense rate.

Interest Expense
In 2001, the Company incurred $9 million and $34 million in interest expense for the fourth quarter and year, compared to $17 million and $58 million in 2000 for the same periods. These decreases were primarily the result of decreased borrowing levels during 2001.

	Fourth Quarter		Year		
	2001	2000	2001	2000	1999
Average daily borrowings (millions)	$ 400	$ 778	$ 400	$ 717	$ 970
Average effective interest rate	7.6%	7.6%	7.6%	7.9%	8.1%

Other Income, Net
For the fourth quarter of 2001, other income (expense), net, was $7 million versus ($5) million in 2000. For fiscal year 2001, other income was $22 million compared to $20 million in 2000. These increases are primarily due to increases in the equity in income of investees in 2001, which more than offset decreases in interest income resulting from significantly lower average effective interest rates.

Gains on Sale of Stock by Investees
In accordance with SEC Staff Accounting Bulletin No. 51, "Accounting for Sales of Stock of a Subsidiary," the Company records a non-operating gain when its proportionate share of an investee's equity increases as a result of the investee's initial public stock offering ("IPO").

During the second quarter of 2001, the Company recognized $62 million of pretax gains from the IPO's of Alliance Data Systems Corp. ("ADS") and Galyan's. ADS is a provider of electronic transaction services, credit services and loyalty and database marketing services. Galyan's is a specialty retailer that sells outdoor and athletic equipment, apparel, footwear and accessories. Prior to the IPO's, the Company's ownership interest in ADS and Galyan's was approximately 31% and 37%, respectively. As of February 2, 2002, the Company owns approximately 14.7 million shares of ADS common stock, representing a 20% ownership interest, and 4.2 million shares of Galyan's common stock, representing a 24% ownership interest. Deferred taxes were provided on the gains using the Company's effective tax rate.

Effective August 31, 1999, a third party purchased a 60% majority interest in Galyan's. As a result, the Company recorded a pretax gain of $11 million, offset by a $6 million provision for taxes. In addition, the revised tax basis of the Company's remaining investment in Galyan's resulted in an additional $7 million of deferred tax expense.

Other Data
The following adjusted income information gives effect to the significant transactions and events in 2001, 2000 and 1999 that impacted the comparability of the Company's results. These items are more fully described in the "Special and Nonrecurring Items" and "Gains on Sale of Stock by Investees" sections in Management's Discussion and Analysis and in Notes 1 and 2 to the Consolidated Financial Statements.

Management believes this presentation provides a reasonable basis on which to present the adjusted income information. Although the adjusted income information should not be construed as an alternative to the reported results determined in accordance with generally accepted accounting principles, it is provided to assist in investors' understanding of the Company's results of operations.

Adjusted Income Information
(Millions except per share amounts)

	2001			2000			1999		
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
Net sales	$ 9,363	$ (495)	$ 8,868	$ 10,105	$ (930)	$ 9,175	$ 9,766	$ (1,144)	$ 8,622
Gross income	3,253	(155)	3,098	3,437	(248)	3,189	3,323	(341)	2,982
General, administrative and store operating expenses	(2,505)	117	(2,388)	(2,561)	218	(2,343)	(2,416)	257	(2,159)
Special and nonrecurring items, net	170	(170)	-	(10)	10	-	24	(24)	-
Operating income	918	(208)	710	866	(20)	846	931	(108)	823
Interest expense	(34)	-	(34)	(58)	-	(58)	(78)	-	(78)
Other income, net	22	-	22	20	-	20	41	-	41
Minority interest	(64)	-	(64)	(69)	(1)	(70)	(73)	-	(73)
Gains on sale of stock by investees	62	(62)	-	-	-	-	11	(11)	-
Income before income taxes	904	(270)	634	759	(21)	738	832	(119)	713
Income tax expense	385	(108)	277	331	(8)	323	371	(57)	314
Net income	$ 519	$ (162)	$ 357	$ 428	$ (13)	$ 415	$ 461	$ (62)	$ 399
Net income per share	$ 1.19		$ 0.82	$ 0.96		$ 0.93	$ 1.00		$ 0.86
Weighted average diluted shares outstanding	435		435	443		443	456		456

Notes to Adjusted Income Information
A) Excluded businesses
- *Lane Bryant results were excluded in determining adjusted results for 2001, 2000 and 1999 as a result of its sale to Charming Shoppes, Inc. on August 16, 2001.*
- *TOO results were excluded in determining adjusted results for 1999 as a result of its spin-off on August 23, 1999.*

B) Special items
The following special items were excluded in determining adjusted results:
- *In 2001, a $170 million gain related to the sale of Lane Bryant and $62 million in gains as a result of the IPO's of ADS and Galyan's.*
- *In 2000, a $10 million charge to close Bath & Body Works' nine stores in the United Kingdom.*
- *In 1999, a $37 million reversal of a liability related to downsizing costs for Henri Bendel, an $11 million gain from the purchase by a third party of a 60% majority interest in Galyan's and a $13 million charge for transaction costs related to the TOO spin-off.*

C) Provision for income taxes
The tax effect of the adjustments for excluded businesses and special items was calculated using the Company's overall effective rate of 39.75% in 2001 and 40% in 2000 and 1999. Additionally, in 1999, the Company's $11 million pretax gain from the Galyan's transaction described above resulted in a $6 million provision for taxes, and the revised tax basis of the Company's remaining investment in Galyan's resulted in an additional $7 million of deferred tax expense.

FINANCIAL CONDITION
Liquidity and Capital Resources
Cash provided by operating activities and funds available from commercial paper backed by bank credit agreements provide the resources to support current operations, projected growth, seasonal funding requirements and capital expenditures. Changes in consumer spending patterns, consumer preferences and overall economic conditions could impact the availability of future operating cash flows.

A summary of the Company's working capital position and capitalization follows:

(Millions)	2001	2000	1999
Cash provided by operating activities	$ 969	$ 769	$ 599
Working capital	$ 1,363	$ 1,068	$ 1,049
Capitalization			
Long-term debt	$ 250	$ 400	$ 400
Shareholders' equity	2,744	2,316	2,147
Total capitalization	$ 2,994	$ 2,716	$ 2,547
Additional amounts available under long-term credit agreements	$ 1,250	$ 1,000	$ 1,000

The Company considers the following to be relevant measures of liquidity and capital resources:

	2001	2000	1999
Debt-to-equity ratio (Long-term debt divided by shareholders' equity)	9%	17%	19%
Debt-to-capitalization ratio (Long-term debt divided by total capitalization)	8%	15%	16%
Interest coverage ratio (Income, excluding special and nonrecurring items and gains on sale of stock by investees, before interest expense, income taxes, depreciation and amortization divided by interest expense)	29x	19x	15x
Cash flow to capital investment (Net cash provided by operating activities divided by capital expenditures)	288%	172%	159%

The Company's operations are seasonal in nature and consist of two principal selling seasons: spring (the first and second quarters) and fall (the third and fourth quarters). The fourth quarter, including the holiday season has accounted for approximately one-third of net sales in 2001, 2000 and 1999. Accordingly, cash requirements are highest in the third quarter as the Company's inventory builds in anticipation of the holiday season, which generates a substantial portion of the Company's operating cash flow for the year.

Operating Activities
Net cash provided by operating activities, the Company's primary source of liquidity, was $969 million in 2001, $769 million in 2000 and $599 million in 1999.

The increase in cash provided by operating activities between 2001 and 2000 was primarily driven by a decrease in inventories and an increase in income taxes payable. The inventory decline was the result of conservative inventory management in anticipation of a difficult retail environment in 2001. The increase in income taxes payable was primarily due to an increase in pretax income, timing of payments and the taxes due on the gain from the sale of Lane Bryant.

The increase in cash provided by operating activities between 2000 and 1999 was primarily due to changes in inventories, accounts payable, accrued expenses and income taxes. The cash used for inventories was higher in 2000 than 1999 because of relatively higher inventories at the apparel businesses at February 3, 2001. The net increase in accounts payable and accrued expenses versus 1999 related to higher inventories and timing of payments. The reduction in the change in income tax accruals primarily related to a 1999 payment of $112 million for taxes and interest related to an Internal Revenue Service assessment for previous year's taxes (see Note 7 to the Consolidated Financial Statements).

Investing Activities

In 2001, investing activities included cash proceeds of $280 million from the sale of Lane Bryant, $337 million in capital expenditures (see "Capital Expenditures" section), and $11 million in net expenditures associated with Easton (see "Easton Investment" section).

In 2000, investing activities included $446 million in capital expenditures and $22 million in net expenditures associated with Easton.

In 1999, investing activities included the following: 1) $352 million decrease in restricted cash related to the rescission of the Contingent Stock Redemption Agreement; 2) $182 million in proceeds from the third party purchase of a 60% majority interest in Galyan's and the sale of related property; 3) $376 million in capital expenditures; and 4) $11 million in net proceeds associated with Easton.

Financing Activities

Financing activities in 2001 consisted of the quarterly dividend payments of $0.075 per share or $129 million for the year. In addition, IBI repurchased 1 million shares of common stock from its public shareholders for $8 million. These cash outflows were partially offset by proceeds from the exercise of stock options.

Financing activities in 2000 included repayment of $150 million of term debt, redemption of the $100 million Series C floating rate notes and quarterly dividend payments of $0.075 per share or $128 million for the year. In addition, the Company repurchased 9 million shares of its common stock for $200 million. Finally, in 2000, IBI repurchased 9 million shares of its common stock for $198 million, of which 7 million shares were repurchased on a proportionate basis from The Limited for $167 million. The repurchase did not change The Limited's 84% ownership interest in IBI.

Noncash financing activities in 2000 included a two-for-one stock split in the form of a stock dividend distributed on May 30, 2000 to shareholders of record on May 12, 2000. Shareholders' equity reflects the reclassification of an amount equal to the par value of the increase in issued common shares ($108 million) from paid-in capital to common stock. Also, in connection with the stock split, the Company retired 327 million treasury shares, representing $4.3 billion at cost. A noncash charge was made to retained earnings for the excess cost of treasury stock over its par value.

Financing activities in 1999 included proceeds of $300 million from floating rate notes, $200 million of which was repaid during the year, repayment of $100 million of term debt and quarterly dividend payments of $0.075 per share or $130 million for the year. The cash from the rescission of the Contingent Stock Redemption Agreement and other available funds were used to repurchase shares under a self-tender, which was funded June 14, 1999. A total of 30 million shares of the Company's common stock were repurchased at $25 per share, resulting in a cash outflow of $750 million plus transaction costs. Additionally, IBI completed a $500 million stock repurchase program that began in 1998 through the repurchase of 20 million shares of its common stock for $404 million, of which 17 million shares were repurchased on a proportionate basis from The Limited for $341 million. Financing activities also included a $50 million dividend and a $12 million repayment of advances to TOO in connection with its spin-off.

The Company has available $1.25 billion under its unsecured revolving credit facility (the "Facility"), none of which was used during fiscal year 2001. The Facility is comprised of a $500 million 364-day agreement and a $750 million 5-year agreement. Borrowings under the agreement, if any, are due July 13, 2002 and July 13, 2006, respectively. The Company also has the ability to offer up to $250 million of additional debt securities under its shelf registration statement.

The Company has $150 million, 7 4/5% notes due in May 2002, classified as current portion of long-term debt (see Note 8 to the Consolidated Financial Statements).

STORES AND SELLING SQUARE FEET

A summary of stores and selling square feet by business follows:

		End of Year		Change From	
	Plan 2002	2001	2000	2002-2001	2001-2000
Express					
Stores	682	667	667	15	-
Selling square feet	4,400,000	4,280,000	4,288,000	120,000	(8,000)
Lerner New York					
Stores	504	522	560	(18)	(38)
Selling square feet	3,751,000	3,823,000	4,163,000	(72,000)	(340,000)
Limited Stores					
Stores	354	368	389	(14)	(21)
Selling square feet	2,244,000	2,313,000	2,445,000	(69,000)	(132,000)
Structure					
Stores	409	439	469	(30)	(30)
Selling square feet	1,673,000	1,774,000	1,885,000	(101,000)	(111,000)
Total apparel businesses					
Stores	1,949	1,996	2,085	(47)	(89)
Selling square feet	12,068,000	12,190,000	12,781,000	(122,000)	(591,000)
Victoria's Secret Stores					
Stores	1,017	1,002	958	15	44
Selling square feet	4,682,000	4,458,000	4,207,000	224,000	251,000
Bath & Body Works					
Stores	1,690	1,615	1,432	75	183
Selling square feet	3,710,000	3,463,000	3,039,000	247,000	424,000
Total Intimate Brands					
Stores	2,707	2,617	2,390	90	227
Selling square feet	8,392,000	7,921,000	7,246,000	471,000	675,000
Henri Bendel					
Stores	1	1	1	-	-
Selling square feet	35,000	35,000	35,000	-	-
Lane Bryant					
Stores	-	-	653	-	(653)
Selling square feet	-	-	3,162,000	-	(3,162,000)
Total retail businesses					
Stores	4,657	4,614	5,129	43	(515)
Selling square feet	20,495,000	20,146,000	23,224,000	349,000	(3,078,000)

Capital Expenditures

Capital expenditures amounted to $337 million, $446 million and $376 million for 2001, 2000 and 1999, of which $230 million, $324 million and $277 million were for new stores and for the remodeling of and improvements to existing stores. Remaining capital expenditures were primarily related to information technology, distribution centers and investments in intellectual property assets.

The Company anticipates spending approximately $430 million for capital expenditures in 2002, of which approximately $300 million will be for new stores and for the remodeling of and improvements to existing stores. Remaining capital expenditures are primarily related to information technology and distribution centers. The Company expects that 2002 capital expenditures will be funded principally by net cash provided by operating activities.

The Company expects to increase selling square footage by approximately 350,000 square feet in 2002. It is anticipated that the increase will result from the addition of approximately 140 stores (primarily within IBI), offset by the closing of approximately 100 stores (primarily within the apparel businesses).

Easton Investment

The Company has land, infrastructure and other financial investments in Easton, a 1,200-acre planned community in Columbus, Ohio, that integrates office, hotel, retail, residential and recreational space. These investments totaled $85 million at February 2, 2002 and $74 million at February 3, 2001 and are included in other assets (see Note 4 to the Consolidated Financial Statements).

Cash flow activity relating to the Company's Easton investments was as follows:

(Millions)	2001	2000	1999
Property sales and other cash proceeds	$ 7	$ 8	$ 32
Cash expenditures (2000 amount includes a loan of $18 million to Easton Town Center, LLC)	(18)	(30)	(21)
Net cash flow source (use)	$ (11)	$ (22)	$ 11

Included in the Company's Easton investments is a non-controlling interest in Easton Town Center, LLC ("ETC"), which owns and is developing the Easton Town Center, a commercial entertainment and shopping center. ETC's principal funding source is a $189 million secured bank loan, $183 million of which was outstanding at February 2, 2002. The loan is payable in full on December 6, 2003, with the option of two twelve-month extensions if certain requirements are met. The Company and one of the ETC members have guaranteed the first $75 million of this loan. If ETC does not meet the debt service coverage ratio required by the loan agreement, the members have the option to make additional cash contributions to ETC. Otherwise, the bank may call the loan under the agreement's default provisions. The Company does not anticipate that it will be required to advance funds to ETC in order for ETC to meet its debt service costs on this loan.

The Company and one of the ETC members have also indemnified the bank against any environmental matters related to the Easton Town Center. The Company is not currently aware of any such environmental matters.

The Company has issued a $30 million standby letter of credit, on which the City of Columbus, Ohio can draw solely to pay principal and interest on public bonds issued by the City for infrastructure development at Easton. The bonds mature on December 1, 2024. Under the terms of the letter of credit, the City can draw funds if Easton property tax revenues are insufficient to cover the debt service requirements of the bonds. The Company does not currently anticipate that the City will be required to draw funds under the letter of credit.

Contractual Obligations and Contingent Liabilities

The Company's significant contractual obligations and contingent liabilities include its long-term debt obligations, operating lease commitments related principally to its stores, guarantees of store lease obligations of former subsidiaries and certain Easton-related contingent liabilities.

As detailed in Note 8 to the Consolidated Financial Statements, the Company's long-term debt totals $400 million, $150 million of which is due in May, 2002. Minimum rent commitments under noncancelable leases total $3.254 billion (excluding additional payments required under store leases covering taxes, common area costs and certain other expenses) and are detailed by year in Note 5 to the Consolidated Financial Statements.

The Company has guaranteed $333 million of minimum rent payments of A&F, TOO, Galyan's and Lane Bryant under noncancelable leases expiring at various dates through 2014. These guarantees relate only to leases that commenced prior to the disposition of these subsidiaries. The Company does not intend and is not required to renew its guarantees at the expiration of these leases. Contingent liabilities also include the $75 million guarantee and the $30 million standby letter of credit related to Easton as previously discussed. These contingent liabilities are further detailed in Note 5 to the Consolidated Financial Statements.

Recently Issued Accounting Pronouncements

On June 29, 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and also addresses the accounting for goodwill and other intangible assets. SFAS No. 142 addresses the accounting for goodwill and other intangible assets subsequent to their acquisition, and will be effective in the first quarter of 2002. The Company has determined that adopting the provisions of SFAS No. 142 will not have a material impact on its results of operations or its financial position.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement establishes a single accounting model for long-lived assets to be disposed of by sale and resolves significant implementation issues related to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and is effective for fiscal years beginning after December 15, 2001. The Company is currently evaluating the impact of adopting SFAS No. 144, but does not expect it to have a material impact on its results of operations or its financial position.

Market Risk

Management believes the Company's exposure to interest rate and market risk associated with financial instruments (such as investments and borrowings) is not material.

Impact of Inflation

The Company's results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, the Company believes the effects of inflation, if any, on the results of operations and financial condition have been minor.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. On an on-going basis, management evaluates its estimates and judgments, including those related to inventories, long-lived assets, and claims and contingencies. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. Management believes the following accounting principles are the most critical because they involve the most significant judgments, assumptions and estimates used in preparation of the Company's financial statements.

- Inventories – Inventories are valued at the lower of average cost or market, on a first-in, first-out basis, using the retail method. The Company records a charge to cost of goods sold for all inventory on hand when a permanent retail price reduction is reflected in its stores. In addition, management makes estimates and judgments regarding, among other things, initial markup, markdowns, future demand and market conditions, all of which significantly impact inventory valuation. If actual future demand or market conditions are different than those projected by management, additional inventory write-downs may be required. Other significant estimates by management include shrinkage, obsolete and excess inventory. These estimates are based on historical experience and other factors.

- Long-Lived Assets – Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors used in the valuation include, but are not limited to, management's plans for future operations, brand initiatives, recent operating results and projected cash flows. If future economic conditions are different than those projected by management, additional impairment charges may be required.

- Claims and Contingencies – The Company is subject to various claims and contingencies related to lawsuits, income taxes, insurance and other matters arising out of the normal course of business. The Company's financial statement treatment of claims and contingencies is based on management's view of the expected outcome of the applicable claim or contingency. The Company consults with legal counsel on matters related to litigation and seeks input from other experts both within and outside the Company with respect to matters in the ordinary course of business. The Company accrues a liability if the likelihood of an adverse outcome is probable and the amount is estimable.

While the Company's recognition of revenue does not involve significant judgment, revenue recognition represents an important accounting policy of the Company. As discussed in Note 1 to the Consolidated Financial Statements, the Company recognizes revenue upon customer receipt of the merchandise and provides a reserve for projected merchandise returns based on historical experience.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

The Company cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Report or made by management of the Company involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company's control. Accordingly, the Company's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend" and similar expressions may identify forward-looking statements. The following factors, among others, in some cases have affected and in the future could affect the Company's financial performance and actual results and could cause actual results for 2002 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this Report or otherwise made by management: changes in consumer spending patterns, consumer preferences and overall economic conditions; the potential impact of national and international security concerns on the retail environment; the impact of competition and pricing; changes in weather patterns; political stability; postal rate increases and charges; paper and printing costs; risks associated with the seasonality of the retail industry; risks related to consumer acceptance of the Company's products and the ability to develop new merchandise; the ability to retain, hire and train key personnel; risks associated with the possible inability of the Company's manufacturers to deliver products in a timely manner; risks associated with relying on foreign sources of production and availability of suitable store locations on appropriate terms. Investors should read the Company's filings with the Securities and Exchange Commission for a more detailed discussion of these and other factors. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

CONSOLIDATED STATEMENTS OF INCOME

(Millions except per share amounts)

	2001	2000	1999
Net sales	$ 9,363	$ 10,105	$ 9,766
Costs of goods sold, buying and occupancy	(6,110)	(6,668)	(6,443)
Gross income	3,253	3,437	3,323
General, administrative and store operating expenses	(2,505)	(2,561)	(2,416)
Special and nonrecurring items, net	170	(10)	24
Operating income	918	866	931
Interest expense	(34)	(58)	(78)
Other income, net	22	20	41
Minority interest	(64)	(69)	(73)
Gains on sale of stock by investees	62	-	11
Income before income taxes	904	759	832
Income tax expense	385	331	371
Net income	$ 519	$ 428	$ 461
Net income per share:			
Basic	$ 1.21	$ 1.00	$ 1.05
Diluted	$ 1.19	$ 0.96	$ 1.00

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(Millions except for per share amounts)

	February 2, 2002	February 3, 2001
Assets		
Current assets		
Cash and equivalents	$ 1,375	$ 564
Accounts receivable	79	94
Inventories	966	1,157
Other	262	253
Total current assets	2,682	2,068
Property and equipment, net	1,359	1,395
Deferred income taxes	67	132
Other assets	611	493
Total assets	$ 4,719	$ 4,088
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	$ 245	$ 273
Current portion of long-term debt	150	-
Accrued expenses and other	648	581
Income taxes	276	146
Total current liabilities	1,319	1,000
Long-term debt	250	400
Other long-term liabilities	229	229
Minority interest	177	143
Shareholders' equity		
Preferred stock - $1.00 par value; 10 shares authorized; none issued	-	-
Common stock - $0.50 par value; 1,000 shares authorized; 432 shares issued in 2001 and 2000	216	216
Paid-in capital	53	83
Retained earnings	2,552	2,168
Less: treasury stock, at average cost; 3 shares in 2001 and 6 shares in 2000	(77)	(151)
Total shareholders' equity	2,744	2,316
Total liabilities and shareholders' equity	$ 4,719	$ 4,088

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Millions)

| | Common Stock | | Paid-In Capital | Retained Earnings | Treasury Stock, at Average Cost | Total Shareholders' Equity |
	Shares Outstanding	Par Value				
Balance, January 30, 1999	453	$ 180	$ 157	$ 5,471	$ (3,641)	$ 2,167
Net income	-	-	-	461	-	461
Cash dividends	-	-	-	(130)	-	(130)
Repurchase of common stock, including transaction costs	(30)	-	-	-	(753)	(753)
Spin-off of Limited Too	-	-	-	(25)	-	(25)
Rescission of contingent stock redemption agreement	-	10	8	334	-	352
Exercise of stock options and other	7	-	13	(2)	64	75
Balance, January 29, 2000	430	$ 190	$ 178	$ 6,109	$ (4,330)	$ 2,147
Net income	-	-	-	428	-	428
Cash dividends	-	-	-	(128)	-	(128)
Repurchase of common stock, including transaction costs	(9)	-	-	-	(200)	(200)
Retirement of treasury stock	-	(82)	-	(4,241)	4,323	-
Two-for-one stock split	-	108	(108)	-	-	-
Exercise of stock options and other	5	-	13	-	56	69
Balance, February 3, 2001	426	$ 216	$ 83	$ 2,168	$ (151)	$ 2,316
Net income	-	-	-	519	-	519
Cash dividends	-	-	-	(129)	-	(129)
Exercise of stock options and other	3	-	(30)	(6)	74	38
Balance, February 2, 2002	429	$ 216	$ 53	$ 2,552	$ (77)	$ 2,744

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Millions)

	2001	2000	1999
Operating Activities			
Net income	$ 519	$ 428	$ 461
Adjustments to reconcile net income to net cash provided by (used for) operating activities:			
Depreciation and amortization	277	271	272
Deferred income taxes	76	46	(78)
Special and nonrecurring items, net	(170)	10	(24)
Minority interest, net of dividends paid	43	47	51
Gains on sale of stock by investees	(62)	-	(11)
Changes in assets and liabilities:			
Accounts receivable	15	15	(37)
Inventories	82	(106)	(54)
Accounts payable, accrued expenses and other	75	53	(20)
Income taxes payable	118	(60)	18
Other assets and liabilities	(4)	65	21
Net cash provided by operating activities	969	769	599
Investing Activities			
Proceeds from sale of subsidiary	280	-	-
Capital expenditures	(337)	(446)	(376)
Net proceeds (expenditures) related to Easton investment	(11)	(22)	11
Net proceeds from sale of partial interest in subsidiary	-	-	182
Decrease in restricted cash	-	-	352
Net cash provided by (used for) investing activities	(68)	(468)	169
Financing Activities			
Repayment of long-term debt	-	(250)	(300)
Proceeds from issuance of long-term debt	-	-	300
Repurchase of common stock, including transaction costs	-	(200)	(753)
Repurchase of Intimate Brands, Inc. common stock	(8)	(31)	(63)
Dividends paid	(129)	(128)	(130)
Dividend received from Limited Too	-	-	50
Settlement of Limited Too intercompany account	-	-	12
Proceeds from exercise of stock options and other	47	55	63
Net cash used for financing activities	(90)	(554)	(821)
Net increase (decrease) in cash and equivalents	811	(253)	(53)
Cash and equivalents, beginning of year	564	817	870
Cash and equivalents, end of year	$ 1,375	$ 564	$ 817

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Principles of Consolidation

The Limited, Inc. (the "Company" or "The Limited") sells women's and men's apparel, women's intimate apparel and personal care products under various trade names through its specialty retail stores and direct response (catalog and e-commerce) businesses.

The consolidated financial statements include the accounts of the Company and its subsidiaries, including Intimate Brands, Inc. ("IBI"), an 84%-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements include the results of Galyan's Trading Co. ("Galyan's") through August 31, 1999, when a third party purchased a majority interest; Limited Too ("TOO") through August 23, 1999, when it was established as an independent company; and Lane Bryant through August 16, 2001, when it was sold to a third party.

Investments in unconsolidated affiliates over which the Company exercises significant influence but does not have control, are accounted for using the equity method. The Company's share of the net income or loss of those unconsolidated affiliates is included in other income (expense).

Fiscal Year

The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. The results for fiscal year 2001 represent the fifty-two-week period ended February 2, 2002 and results for fiscal years 2000 and 1999 represent the fifty-three-week and fifty-two-week periods ended February 3, 2001 and January 29, 2000.

Cash and Equivalents

Cash and equivalents include amounts on deposit with financial institutions and money market investments with original maturities of less than 90 days.

Inventories

Inventories are principally valued at the lower of average cost or market, on a first-in first-out basis, using the retail method.

Store Supplies

The initial shipment of selling-related supplies (including, but not limited to, hangers, signage, security tags and packaging) is capitalized at the store opening date. Subsequent shipments are expensed, except for new merchandise presentation programs, which are capitalized. Store supplies are adjusted as appropriate for changes in actual quantities or costs.

Direct Response Advertising

Direct response advertising relates primarily to the production and distribution of the Company's catalogs and is amortized over the expected future revenue stream, which is principally three months from the date catalogs are mailed. All other advertising costs are expensed at the time the promotion first appears in media or in the store. Catalog and advertising costs amounted to $446 million, $480 million and $432 million in 2001, 2000 and 1999.

Long-lived Assets

Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives ranging principally from 10 to 15 years for building and leasehold improvements, and 3 to 10 years for other property and equipment. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend service lives are capitalized.

Goodwill is amortized on a straight-line basis over 30 years. Additionally, goodwill related to IBI stock buybacks reverses as the shares are reissued to cover shares needed for employee benefit plans. The cost of intellectual property assets is amortized based on the sell-through of the related products, over the shorter of the term of the license agreement or the estimated useful life of the asset, not to exceed 10 years.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors used in the valuation include, but are not limited to, management's plans for future operations, brand initiatives, recent operating results and projected cash flows.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect in the years when those temporary differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Shareholders' Equity

On May 2, 2000, the Company declared a two-for-one stock split ("stock split") in the form of a stock dividend distributed on May 30, 2000 to shareholders of record on May 12, 2000. Shareholders' equity reflects the reclassification of an amount equal to the par value of the increase in issued common shares ($108 million) from paid-in capital to common stock. Also, in connection with the stock split, the Company retired 327 million treasury shares with a cost of $4.3 billion. A noncash charge was made to retained earnings for the excess cost of treasury stock over its par value. All share and per share data throughout this report has been restated to reflect the stock split.

Also in 2000, the Company repurchased 9 million shares of its common stock for $200 million.

On June 3, 1999, the Company completed an issuer tender offer by purchasing 30 million shares of its common stock at $25 per share.

Revenue Recognition

The Company recognizes sales upon customer receipt of the merchandise. Shipping and handling revenues are included in net sales and the related costs are included in costs of goods sold, buying and occupancy. Revenue for gift certificate sales and store credits is recognized at redemption. A reserve is provided for projected merchandise returns based on prior experience.

Earnings Per Share

Net income per share is computed in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." Earnings per basic share is computed based on the weighted average number of outstanding common shares. Earnings per diluted share includes the weighted average effect of dilutive options and restricted stock on the weighted average shares outstanding. Additionally, earnings per diluted share includes the impact of the dilutive options and restricted stock at IBI as a reduction to earnings. This resulted in a $0.01 reduction to 2000 and 1999 earnings per diluted share, but had no impact to 2001 earnings per diluted share.

(Millions)	2001	2000	1999
Weighted Average Common Shares Outstanding			
Common shares issued	432	432	759
Treasury shares	(4)	(4)	(320)
Basic shares	428	428	439
Effect of dilutive options and restricted stock	7	15	17
Diluted shares	435	443	456

The computation of earnings per diluted share excludes options to purchase 11.3 million, 1.1 million and 0.6 million shares of common stock in 2001, 2000 and 1999, because the options' exercise price was greater than the average market price of the common shares during the year.

Gains on Sale of Stock by Investees

In accordance with SEC Staff Accounting Bulletin No. 51, "Accounting for Sales of Stock of a Subsidiary," the Company records a non-operating gain when its proportionate share of an investee's equity increases as a result of the investee's initial public stock offering ("IPO").

During the second quarter of 2001, the Company recognized $62 million of pretax gains as a result of the IPO's of Alliance Data Systems Corp. ("ADS") and Galyan's Trading Company, Inc. ("Galyan's"). ADS is a provider of electronic transaction services, credit services and loyalty and database marketing services. Galyan's is a specialty retailer that sells outdoor and athletic equipment, apparel, footwear and accessories. Prior to the IPO's, the Company's ownership interest in ADS and Galyan's was approximately 31% and 37%, respectively. As of February 2, 2002, the Company owns approximately 14.7 million shares of ADS common stock, representing a 20% ownership interest, and 4.2 million shares of Galyan's common stock, representing a 24% ownership interest. Deferred taxes were provided on the gains using the Company's effective tax rate.

Effective August 31, 1999, an affiliate of Freeman, Spogli & Co. (together with Galyan's management) purchased a 60% majority interest in Galyan's, and the Company retained a 40% interest. In addition, the Company sold certain property for $77 million to a third party, which then leased the property to Galyan's under operating leases. The Company received total cash proceeds from these transactions of approximately $182 million, as well as subordinated debt and warrants of $20 million from Galyan's. During the first five years, interest (at 12% to 13%) on the subordinated debt may be paid in kind rather than in cash. The transactions resulted in a third quarter pretax gain of $11 million, offset by a $6 million provision for taxes. In addition, the revised tax basis of the Company's remaining investment in Galyan's resulted in an additional $7 million of deferred tax expense.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because actual results may differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.

2. Special and Nonrecurring Items
During the third quarter of 2001, the Company sold one of its apparel businesses, Lane Bryant, to Charming Shoppes, Inc. for $280 million of cash and 8.7 million shares of Charming Shoppes, Inc. common stock valued at $55 million. On December 12, 2001, the Company received an additional 0.8 million shares of Charming Shoppes, Inc. common stock valued at $4 million based on a final determination of Lane Bryant's net tangible assets at closing. The transaction resulted in a third quarter pretax gain of $170 million (net of $24 million of transaction costs) and a $68 million tax provision.

As a result of the transaction, the Company owns approximately 9% of Charming Shoppes, Inc. outstanding common stock, and is prohibited from selling the stock until August 16, 2002. The Company will continue to provide certain corporate services to Lane Bryant through a transition period under service agreements.

During the fourth quarter of 2000, the Company recorded a $10 million special and nonrecurring charge to close Bath & Body Works' nine stores in the United Kingdom. The charge consisted of non-cash store and other asset write-offs of $5 million and accruals for lease termination and other costs of $5 million, which were paid during 2001.

During the fourth quarter of 1999, the Company recognized the reversal of a $37 million liability related to downsizing costs for Henri Bendel, initially recognized as a special and nonrecurring charge to operating income in 1997. The execution of the plan to downsize the remaining Henri Bendel store in New York was primarily based on negotiations with the original landlord. However, a change in landlords ultimately resulted in the termination of negotiations during the fourth quarter of 1999, which prevented the completion of the original plan. As a result, the Company reversed the $37 million liability through the special and nonrecurring items classification.

On July 15, 1999, the Company's Board of Directors approved a formal plan to spin-off Limited Too. The record date for the spin-off was August 11, 1999, with Limited shareholders receiving one share of Too, Inc. (the successor company to Limited Too) common stock for every seven shares of Limited common stock held on that date. The spin-off was completed on August 23, 1999. The Company recorded the spin-off as a $25 million dividend, which represented the carrying value of the net assets underlying the common stock distributed. As part of the transaction, the Company received total proceeds of $62 million that included a $50 million dividend from TOO and a $12 million repayment of advances to TOO. During the second quarter of 1999, the Company recognized a $13 million charge for transaction costs related to the spin-off.

3. Property and Equipment, Net

(Millions)	2001	2000
Property and Equipment, at Cost		
Land, buildings and improvements	$ 365	$ 367
Furniture, fixtures and equipment	1,956	2,080
Leaseholds and improvements	675	656
Construction in progress	22	42
Total	3,018	3,145
Less: accumulated depreciation and amortization	1,659	1,750
Property and equipment, net	$ 1,359	$ 1,395

4. Other Assets

(Millions)	2001	2000
Goodwill and other intangibles, net of accumulated amortization of $63 and $53	$ 152	$ 162
Investments in equity securities	198	83
Easton	85	74
Other	176	174
Total	$ 611	$ 493

The Company's investments in equity securities include ADS (20% ownership) and Galyan's (24% ownership), both of which began trading publicly in 2001 and are accounted for using the equity method. The carrying value of the ADS and Galyan's investments is $145 million and the aggregate market value is $364 million at February 2, 2002. Additionally, the Company owns approximately 9% of Charming Shoppes, Inc. common stock. This investment is publicly traded, classified as an available for sale security and is carried at its market value of $53 million (cost basis of $59 million) at February 2, 2002. The current year unrealized loss of $6 million is included, net of tax, within retained earnings.

The Company also has land, infrastructure and other financial investments in Easton, a 1,200-acre planned community in Columbus, Ohio, that integrates office, hotel, retail, residential and recreational space.

5. Leased Facilities, Commitments and Contingencies
Annual store rent consists of a fixed minimum amount and/or contingent rent based on a percentage of sales exceeding a stipulated amount.

(Millions)	2001	2000	1999
Rent Expense			
Store rent			
Fixed minimum	$ 605	$ 625	$ 636
Contingent	49	57	53
Total store rent	654	682	689
Equipment and other	35	29	32
Total rent expense	$ 689	$ 711	$ 721

For leases that contain predetermined fixed escalations of the minimum rentals and/or rent abatements, the Company recognizes the related rental expense on a straight-line basis and records the difference between the recognized rental expense and amounts payable under the leases as deferred lease credits, which are included in other long-term liabilities. At February 2, 2002 and February 3, 2001, this liability amounted to $86 million and $107 million.

At February 2, 2002, the Company was committed to noncancelable leases with remaining terms generally from one to ten years. A substantial portion of these commitments consists of store leases generally with an initial term of ten years, with options to renew at varying terms. Store lease terms generally require additional payments covering taxes, common area costs and certain other expenses. The obligations for these additional payments are excluded from the following table:

(Millions)	
Minimum Rent Commitments Under Noncancelable Leases	
2002	$ 587
2003	544
2004	490
2005	423
2006	347
Thereafter	863

Additionally, the Company has guaranteed $333 million of minimum rent payments of Abercrombie & Fitch, TOO, Galyan's and Lane Bryant under noncancelable leases expiring at various dates through 2014. These guarantees relate only to leases that commenced prior to the disposition of these subsidiaries. The Company does not intend and is not required to renew its guarantees at the expiration of these leases.

The Company has a non-controlling interest in Easton Town Center, LLC ("ETC"), which owns and is developing the Easton Town Center, a commercial entertainment and shopping center. ETC's principal funding source is a $189 million secured bank loan, $183 million of which was outstanding at February 2, 2002. The loan is payable in full on December 6, 2003, with the option of two twelve-month extensions if certain requirements are met. The Company and one of the ETC members have guaranteed the first $75 million of this loan. If ETC does not meet the debt service coverage ratio required by the loan agreement, the members have the option to make additional cash contributions to ETC. Otherwise, the bank may call the loan under the agreement's default provisions.

The Company and one of the ETC members have also indemnified the bank against any environmental matters related to the Easton Town Center. The Company is not currently aware of any such environmental matters.

The Company has issued a $30 million standby letter of credit, on which the City of Columbus, Ohio can draw solely to pay principal and interest on public bonds issued by the City for infrastructure development at Easton. The bonds mature on December 1, 2024. Under the terms of the letter of credit, the City can draw funds if Easton property tax revenues are insufficient to cover the debt service requirements of the bonds. The Company does not currently anticipate that the City will be required to draw funds under the letter of credit.

The Company is subject to various claims and contingencies related to lawsuits, income taxes and other matters arising out of the normal course of business. Management believes that the ultimate liability arising from such claims or contingencies, if any, is not likely to have a material adverse effect on the Company's results of operations, financial condition or liquidity.

6. Accrued Expenses and Other

(Millions)	2001	2000
Deferred revenue	$ 165	$ 151
Compensation, payroll taxes and benefits	118	85
Taxes, other than income	52	57
Insurance	41	39
Rent	40	43
Other	232	206
Total	$ 648	$ 581

7. Income Taxes

(Millions)	2001	2000	1999
Income Tax Expense			
Currently payable			
Federal	$ 261	$ 252	$ 389
State	43	27	58
Foreign	5	6	2
Total	309	285	449
Deferred			
Federal	55	17	(82)
State	21	29	4
Total	76	46	(78)
Total income tax expense	$ 385	$ 331	$ 371

The foreign component of pretax income, arising principally from overseas sourcing operations, was $59 million, $70 million and $42 million in 2001, 2000 and 1999.

	2001	2000	1999
Reconciliation Between the Statutory Federal Income Tax Rate and the Effective Tax Rate			
Federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of Federal income tax effect	4.3%	4.5%	4.5%
Other items, net	0.5%	0.5%	0.5%
Total	39.8%	40.0%	40.0%

The reconciliation between the statutory Federal income tax rate and the effective income tax rate on pretax earnings excludes minority interest.

Income taxes payable included net current deferred tax liabilities of $25 million and $14 million at February 2, 2002 and February 3, 2001. Income tax payments were $181 million, $316 million and $409 million for 2001, 2000 and 1999.

The Internal Revenue Service ("IRS") has assessed the Company for additional taxes and interest for the years 1992 to 1998 relating to the undistributed earnings of foreign affiliates for which the Company has provided deferred taxes. On September 7, 1999, the United States Tax Court sustained the position of the IRS with respect to the 1992 year. In connection with an appeal of the Tax Court judgment, in 1999 the Company made a $112 million payment of taxes and interest for the years 1992 to 1998 that reduced deferred tax liabilities. Management believes the ultimate resolution of this matter will not have a material adverse effect on the Company's results of operations or financial condition.

(Millions)	2001			2000		
	Assets	Liabilities	Total	Assets	Liabilities	Total
Effect of Temporary Differences That Give Rise to Deferred Income Taxes						
Property and equipment	$ 1	-	$ 1	$ 19	-	$ 19
Undistributed earnings of foreign affiliates	-	$ (41)	(41)	-	$ (35)	(35)
Leases	22	-	22	24	-	24
Inventory	16	-	16	25	-	25
Investments in unconsolidated affiliates	-	(24)	(24)	6	-	6
Other, net	68	-	68	79	-	79
Total deferred income taxes	$ 107	$ (65)	$ 42	$ 153	$ (35)	$ 118

8. Long-term Debt

(Millions)	2001	2000
Unsecured Long-term Debt		
7 1/2% Debentures due March 2023	$ 250	$ 250
7 4/5% Notes due May 2002	150	150
	400	400
Less: current portion of long-term debt	150	-
Total	$ 250	$ 400

The 7 1/2% debentures may be redeemed, in whole or in part, at the option of the Company at any time on or after March 15, 2003, at declining premiums.

On July 13, 2001, the Company entered into a $1.25 billion unsecured revolving credit facility (the "Facility"). The Facility is comprised of a $500 million 364-day agreement and a $750 million 5-year agreement. Borrowings outstanding under the Facility, if any, are due July 13, 2002 and July 13, 2006, respectively. The Facility has several borrowing and interest rate options, both fixed and variable rate. Fees payable under the Facility are based on the Company's long-term credit ratings, and are 0.1% (for the 364-day agreement) and 0.125% (for the 5-year agreement) of the committed amount per year.

The Facility requires the Company to maintain certain specified fixed charge and debt-to-capital ratios. The Company was in compliance with these requirements at February 2, 2002.

The Facility supports the Company's commercial paper and letter of credit programs, which are used from time to time to fund working capital and other general corporate requirements. The Company did not issue commercial paper or draw on the Facility during 2001. In addition, no commercial paper or amounts under the Facility (or the previous credit facility) were outstanding at February 3, 2001.

The Company has a shelf registration statement under which up to $250 million of debt securities and warrants to purchase debt securities may be issued.

Interest paid was $34 million, $66 million and $81 million in 2001, 2000 and 1999.

9. Contingent Stock Redemption Agreement and Restricted Cash

On May 3, 1999, the Company, Leslie H. Wexner, Chairman and CEO of the Company, and The Wexner Children's Trust (the "Trust") entered into an agreement (the "Rescission Agreement") rescinding the Contingent Stock Redemption Agreement dated as of January 26, 1996, as amended, among the Company, Mr. Wexner and the Trust. Pursuant to the Rescission Agreement, the rights and obligations of the Company, Mr. Wexner and the Trust under the Contingent Stock Redemption Agreement were terminated, and the Company used the $352 million of restricted cash to purchase shares in the Company's tender offer, which expired on June 1, 1999.

The Company earned interest of $4 million in 1999 on the restricted cash.

10. Stock-based Compensation

Stock Options

Under the Company's stock plans, associates may be granted up to a total of 63 million restricted shares and options to purchase the Company's common stock at the market price on the date of grant. Options have a maximum term of ten years and generally vest over periods from four to six years.

Under separate IBI stock plans, IBI associates may be granted up to a total of 37 million restricted shares and options to purchase IBI's common stock at the market price on the date of grant. As of February 2, 2002, options to purchase 13 million IBI shares were outstanding, of which 6 million options were exercisable. These options have a weighted average exercise price of $12.75 and $13.01, respectively. Under these plans, options generally vest over periods from four to six years.

The Company measures compensation expense under APB Opinion No. 25, "Accounting for Stock Issued to Employees." If compensation expense had been determined under SFAS No. 123, "Accounting for Stock-Based Compensation," the pro forma effects on net income and earnings per share, including the impact of options issued by IBI, would have been a reduction of approximately $28 million or $0.07 per share in 2001, $22 million or $0.05 per share in 2000 and $19 million or $0.04 per share in 1999.

The weighted average per share fair value of options granted by The Limited ($5.84, $5.19 and $5.64 during 2001, 2000 and 1999) was used to calculate the pro forma compensation expense. The fair value was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for 2001, 2000 and 1999: dividend yields of 2.3%, 2.3% and 2.1%; volatility of 41%, 36% and 32%; risk-free interest rates of 4%, 5% and 7%; and expected lives of 4.5 years, 4.3 years and 5.2 years. For 2000 and 1999, the Company used an assumed forfeiture rate of 20%.

Restricted Stock

Approximately 75,000, 41,000 and 1,040,000 restricted Limited shares were granted in 2001, 2000 and 1999, with market values at date of grant of $1 million in each of 2001 and 2000 and $18 million in 1999. Restricted shares generally vest over a period of four to six years. Approximately 314,000 restricted shares granted in 1999 include performance requirements, all of which were met.

Additionally, IBI granted 59,000 and 340,000 restricted shares in 2000 and 1999. No IBI restricted shares were granted in 2001. Vesting terms for the IBI restricted shares are similar to those of The Limited. The market value of restricted shares is being amortized as compensation expense over the vesting period, generally four to six years.

Total expense related to stock-based compensation, including expense related to awards granted at IBI, amounted to $13 million in 2001, $15 million in 2000 and $29 million in 1999.

Limited Stock Options Outstanding at February 2, 2002

Range of Exercise Prices	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 7 - $ 10	7,482,000	5.0	$ 8.86	3,995,000	$ 8.62
$ 11 - $ 15	10,273,000	5.8	$ 11.64	4,919,000	$ 11.60
$ 16 - $ 20	11,249,000	8.0	$ 17.42	2,960,000	$ 16.18
$ 21 - $ 27	1,460,000	8.1	$ 22.35	398,000	$ 22.37
$ 7 - $ 27	30,464,000	6.5	$ 13.61	12,272,000	$ 12.08

	Number of Shares	Weighted Average Option Price Per Share
Limited Stock Option Activity		
1999		
Outstanding at beginning of year	29,846,000	$ 10.71
Granted	10,014,000	17.31
Exercised	(5,348,000)	9.20
Canceled	(1,938,000)	11.95
Outstanding at end of year	32,574,000	$ 12.03
Options exercisable at end of year	8,114,000	$ 9.68
2000		
Outstanding at beginning of year	32,574,000	$ 12.03
Granted	4,075,000	17.39
Exercised	(4,157,000)	10.22
Canceled	(2,285,000)	14.03
Outstanding at end of year	30,207,000	$ 12.86
Options exercisable at end of year	10,474,000	$ 11.53
2001		
Outstanding at beginning of year	30,207,000	$ 12.86
Granted	5,818,000	17.71
Exercised	(2,464,000)	10.68
Canceled	(3,097,000)	16.43
Outstanding at end of year	30,464,000	$ 13.61
Options exercisable at end of year	12,272,000	$ 12.08

11. Retirement Benefits

The Company sponsors a qualified defined contribution retirement plan and a nonqualified supplemental retirement plan. Participation in the qualified plan is available to all associates who have completed 1,000 or more hours of service with the Company during certain 12-month periods and attained the age of 21. Participation in the nonqualified plan is subject to service and compensation requirements. Company contributions to these plans are based on a percentage of associates' eligible annual compensation. The cost of these plans was $61 million in 2001, $58 million in 2000 and $54 million in 1999. The liability for the nonqualified plan, including contributions made by employees and the Company, amounted to $109 million and $107 million at February 2, 2002 and February 3, 2001 and is included in other long-term liabilities.

12. Derivatives, Fair Value of Financial Instruments and Credit Risk

Derivatives

The Company uses forward and energy contracts on a limited basis, in order to reduce market risk exposure associated with fluctuations in foreign currency and energy rates.

The forward contracts are designated at inception as hedges, and are monitored to determine their effectiveness as hedges.

During 2001, the Company entered into contracts to purchase electricity from its utility suppliers in three states, representing a commitment of approximately $8 million per year for the next two to three years. At the inception of these contracts, forecasted electricity requirements, which were estimated primarily based on historical energy usage, indicated that it was probable that all of the electricity would be used in the operations of the Company. Accordingly, these contracts initially qualified for, and continue to qualify for, the normal purchases and normal sales exception under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," (as amended by SFAS No. 138), which eliminates the requirement to account for these contracts as derivatives. The Company monitors its energy requirements on a regular basis, including an assessment of expected usage under the contracts.

The Company does not hold or issue financial instruments for trading purposes.

Fair Value

The carrying value of cash equivalents, accounts receivable, accounts payable, current portion of long-term debt, and accrued expenses approximates fair value because of their short maturity. The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The estimated fair value of the Company's long-term debt at February 2, 2002 and February 3, 2001 was $221 million and $396 million compared to the carrying value of $250 million and $400 million, respectively.

Credit Risk

The Company maintains cash and equivalents with various major financial institutions, as well as corporate commercial paper. The Company monitors the relative credit standing of these financial institutions and other entities and limits the amount of credit exposure with any one entity. The Company also monitors the creditworthiness of the entities to which it grants credit terms in the normal course of business.

13. Segment Information

The apparel segment derives its revenues from sales of women's and men's apparel. The Intimate Brands segment derives its revenues from sales of women's intimate and other apparel, and personal care products and accessories. Sales outside the United States were not significant.

The Company and IBI have entered into intercompany agreements for services that include merchandise purchases, capital expenditures, real estate management and leasing, inbound and outbound transportation and corporate services. These agreements specify that identifiable costs be passed through to IBI and that other service-related costs be allocated based on various methods. Costs are passed through and allocated to the apparel businesses in a similar manner. Management believes that the methods of allocation are reasonable.

As a result of its sale in fiscal 2001, the operating results of Lane Bryant are included in the "Other" category for all periods presented.

(Millions)	Apparel Businesses	Intimate Brands	● Other	Reconciling Items	Total
Segment Information					
2001					
Net sales	$ 3,811	$ 5,021	$ 531	-	$ 9,363
Intersegment sales	711	-	-	◆$ (711)	-
Depreciation and amortization	76	137	64	-	277
Operating income	64	667	17	★ 170	918
Total assets	898	1,483	2,567	■(229)	4,719
Capital expenditures	71	198	68	-	337
2000					
Net sales	$ 4,019	$ 5,117	$ 969	-	$ 10,105
Intersegment sales	786	-	-	◆$ (786)	-
Depreciation and amortization	83	122	66	-	271
Operating income	116	754	6	●●(10)	866
Total assets	970	1,457	1,548	■113	4,088
Capital expenditures	90	245	111	-	446
1999					
Net sales	$ 3,787	$ 4,632	$ 1,347	-	$ 9,766
Intersegment sales	719	-	-	◆$ (719)	-
Depreciation and amortization	89	105	78	-	272
Operating income	79	794	34	+ 24	931
Total assets	927	1,384	1,791	■ 24	4,126
Capital expenditures	103	206	67	-	376

● Included in the "Other" category are Henri Bendel, Lane Bryant (through August 16, 2001), Galyan's (through August 31, 1999), TOO (through August 23, 1999), non-core real estate, equity investments and corporate. None of the businesses included in "Other" are significant operating segments.

◆ Represents intersegment sales elimination.

■ Represents intersegment receivable/payable elimination.

Special and nonrecurring items -

★ 2001: a $170 million gain resulting from the sale of Lane Bryant.

●● 2000: a $10 million charge for Intimate Brands to close Bath & Body Works' nine stores in the United Kingdom.

+ 1999: 1) a $13 million charge for transaction costs related to the TOO spin-off; and 2) the reversal of a $37 million liability related to downsizing costs for Henri Bendel. These special items relate to the "Other" category.

14. Subsequent Event

On March 21, 2002, the Company completed a tax-free tender offer and merger which resulted in the acquisition of the IBI minority interest. The total purchase price was approximately $1.6 billion, based on approximately 89 million Limited common shares issued or to be issued in the transaction.

The acquisition was effected through an offer to exchange 1.1 shares of Limited common stock for each share of IBI Class A common stock tendered. Upon completion of the tender offer and subsequent exchange, the Company owned greater than 90% of the outstanding common stock of IBI. Thereafter, the Company acquired the remaining outstanding common stock of IBI through a merger in which all publicly-held shares not tendered were exchanged for Limited common stock. As a result, IBI became a wholly-owned subsidiary of The Limited and the former public shareholders of IBI became shareholders of The Limited. IBI stock is no longer traded publicly on any exchange.

The Company's acquisition of the IBI minority interest will be accounted for using the purchase method of accounting, as prescribed by SFAS No. 141, "Business Combinations." Accordingly, the Company will allocate the purchase price to the minority interest portion of the fair values of identifiable net assets acquired. Any excess purchase price remaining after this allocation will be accounted for as goodwill which, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," will not be amortized.

The preliminary purchase price allocation includes approximately $400 million of acquired intangible assets that relate to trademarks, tradenames and Internet domain names with indefinite lives. In accordance with SFAS No. 142, these intangible assets will not be amortized. The remaining purchase price allocation includes fair market value adjustments related to customer relationships and lists, property and equipment, leases, long-term debt and deferred rent. These adjustments will be amortized over their respective useful lives (primarily five years) resulting in a non-cash expense of approximately $5 million per year. In addition, the acquisition will result in approximately $1.2 billion of goodwill. None of the amounts recognized in the purchase price allocation, including goodwill, will be deductible for tax purposes.

In connection with the acquisition, vested and unvested IBI stock options and restricted stock were exchanged for similar Limited stock awards. In accordance with Emerging Issues Task Force Issue No. 00-23, "Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44," the Company will record a pretax, non-cash, nonrecurring expense for fully vested awards of approximately $35 million in the first quarter of 2002. In addition, a pretax, non-cash compensation cost relating to the exchange of unvested Intimate Brands awards for Limited awards of approximately $50 million will be recorded as deferred compensation in the first quarter of 2002. This compensation cost will be recognized as expense over the remaining vesting periods, primarily the next two years.

15. Quarterly Financial Data (Unaudited)

Summarized quarterly financial results for 2001 and 2000 follow:

(Millions except per share amounts)	First	Second	Third	Fourth
2001 Quarters				
Net sales	$ 2,127	$ 2,192	$ 1,906	$ 3,138
Gross income	671	692	567	1,323
Net income	31	72	89	327
Net income per share:				
Basic	$ 0.07	$ 0.17	$ 0.21	$ 0.76
Diluted	0.07	0.16	0.21	0.75
2000 Quarters				
Net sales	$ 2,125	$ 2,289	$ 2,169	$ 3,522
Gross income	698	742	720	1,277
Net income	63	78	49	238
Net income per share:				
Basic	$ 0.15	$ 0.18	$ 0.12	$ 0.55
Diluted	0.14	0.17	0.11	0.54

The following special items are included in the above results:
- *In 2001, a $170 million gain in the third quarter resulting from the sale of Lane Bryant and $62 million in gains in the second quarter resulting from the IPO's of ADS and Galyan's.*
- *In 2000, a $10 million charge in the fourth quarter to close Bath & Body Works' nine stores in the United Kingdom.*

MARKET PRICE AND DIVIDEND INFORMATION

The Company's common stock is traded on the New York Stock Exchange ("LTD"). On February 2, 2002, there were approximately 67,000 shareholders of record. However, when including active associates who participate in the Company's stock purchase plan, associates who own shares through Company-sponsored retirement plans and others holding shares in broker accounts under street names, the Company estimates the shareholder base to be approximately 200,000.

	Market Price High	Market Price Low	Cash Dividend Per Share
Fiscal Year 2001			
4th quarter	$ 18.98	$ 11.56	$ 0.075
3rd quarter	17.63	9.00	0.075
2nd quarter	17.50	14.94	0.075
1st quarter	19.99	14.61	0.075
Fiscal Year 2000			
4th quarter	$ 27.88	$ 14.50	$ 0.075
3rd quarter	25.00	18.31	0.075
2nd quarter	25.84	20.94	0.075
1st quarter	25.88	14.44	0.075

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of The Limited, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of The Limited, Inc. and its subsidiaries at February 2, 2002 and February 3, 2001, and the results of their operations and their cash flows for each of the three years in the period ended February 2, 2002 (on pages 36 - 43) in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Columbus, Ohio
February 28, 2002, except for Note 14
as to which the date is March 21, 2002